 WASHINGTON TRUST BANCORP, INC.

Filed via EDGAR and Federal Express

July 24, 2007

Ms. Sharon Blume
Reviewing Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:         Washington Trust Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarter Ended March 31, 2007
File No. 0-13091

Dear Ms. Blume:

This letter is submitted on behalf of Washington Trust Bancorp, Inc. (the “Company” or “Washington Trust”) in response to the additional comments of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your comment letter dated July 10, 2007 (the “Comment Letter”), with respect to the Company’s Form 10-Q for the Fiscal Quarter Ended March 31, 2007, which was filed with the Commission on May 9, 2007.

For reference purposes, the text of the Comment Letter has been reproduced herein with the responses below each numbered comment.

10-Q for the Period Ended March 31, 2007

Comment Number 1:

Consolidated Statements of Cash Flows, page 5

We have reviewed your response to comment four of our letter dated June 12, 2007.  We note you classified cash flows related to earn out payments as financing activities, while paragraphs 28 and 17 of SFAS 141 and SFAS 95, respectively, require these payments to be classified as investing activities.  We also note the reasons for your belief that the difference in classification category would not have adversely influenced an investor’s investment decision.  Please provide us with the following additional information:

•	tell us why you believe it is appropriate to compare the misclassified amounts solely to gross, rather than gross and net cash flows; and

Ms. Sharon Blume
Securities and Exchange Commission
July 24, 2007
Page of 2 of 5

•
if you continue to believe that this would not result in a material change to your Statement of Cash Flows, provide us with a more comprehensive analysis of the impact, including the applicable net cash flows, and qualitative factors considered.

Response to Comment Number 1:

The comparison of the misclassified amount to gross cash flows, rather than gross and net cash flows, is based on our belief that the gross volume of our cash flows is typically large and that the net amount will experience volatility from quarter to quarter, which is not meaningful in itself.  We believe that this relationship of the gross and the net is a result of the nature and management of cash flows for our banking business, which may be different from other types of commercial businesses.

Our analysis of the impact of the effect of the misclassification, including the applicable net cash flows, and the qualitative factors considered, includes the following items.

First, as a banking institution, we typically have very active levels of liquidity access and volume, resulting from such factors as (i) a large volume of daily financial transaction funds flow from normal depositor and borrower transactions and (ii) daily cash management conducted through overnight deposit or borrowing positions at correspondent institutions.  The net amount of cash flows from financing activities is especially susceptible to fluctuation resulting from a single transaction at a quarter-end, such as the amount of overnight borrowings related to the maintenance of reserve balances with the Federal Reserve Bank, the immediate amount of deposit inflows and outflows, and the management of the amount of cash equivalents on the balance sheet.  For example, at March 31, 2007, we had a borrowing capacity through a correspondent institution in the amount of approximately $280 million.  Further, we note that during the five day period ended March 31, 2007, our daily federal funds sold cash equivalent balance fluctuated by an average daily amount of $4,890,000 and our daily Federal Home Loan Bank advance borrowings amount fluctuated by an average daily amount of $5,500,000.  These daily fluctuations alone exceeded the amount of the net cash flows from financing activities for the quarter ended March 31, 2007.

Second, while the net amount of cash flow provided by operating activities tends to be fairly consistent, the large volume of investing activity and financing activity transaction funds flow is related to the fact that our business as a banking institution is characterized by a high level of financial assets and liabilities rather than by the focus on sales in other commercial entities such as manufacturing or service industry businesses.  Accordingly, there is a large volume of cash flows reported in our statements of cash flows in comparison to revenues and this is driven by the size of the balance sheet rather than by management of cash levels.

The resulting outcome of these financial transaction characteristics is that the components and amounts of major transaction categories as presented in our statement of cash flows is, in our experience, more important to an understanding of the business than the net cash used or provided

Ms. Sharon Blume
Securities and Exchange Commission
July 24, 2007
Page of 3 of 5

by investing activities or financing activities.  This is further demonstrated by the following analysis of the Company’s quarterly cash flows for the last nine quarters.  This table shows that while net cash flows from operating activities are fairly consistent, net cash flows from investing activities and financing activities frequently exhibit volatility from quarter to quarter, including changes between positive and negative amounts.  As indicated in the table, the variation in net cash flows resulting from the misclassification is well within the range of fluctuation in our net cash flows over the past two years.  For this reason, it is our experience that the net amounts of cash flows from investing and financing activities do not bear a significant qualitative relationship to the overall financial results of the Company.

Cash Flows:	Operating	Investing Activities			Financing Activities
	Net	Inflows	Outflows	Net	Inflows	Outflows	Net
Q1-07, as presented	$5,192	$42,405	($54,254)	($11,849)	$187,405	($192,291)	($4,886)
Q1-07 reclassified	5,192	42,405	(60,974)	(18,569)	194,125	(192,291)	1,834
Q4-06	8,892	88,653	(79,056)	9,597	111,822	(127,187)	(15,365)
Q3-06	7,419	85,900	(27,655)	58,245	74,779	(123,833)	(49,054)
Q2-06	6,690	38,482	(62,230)	(23,748)	188,517	(191,859)	(3,342)
Q1-06	5,464	29,606	(55,663)	(26,057)	182,611	(155,606)	27,005
Q4-05	8,718	42,565	(55,285)	(12,720)	168,820	(173,518)	(4,698)
Q3-05	9,146	90,827	(125,030)	(34,203)	246,534	(192,941)	53,593
Q2-05	5,724	90,279	(95,699)	(5,420)	184,334	(198,839)	(14,505)
Q1-05	5,055	55,898	(87,814)	(31,916)	276,414	(241,106)	35,308

In addition to the foregoing discussion about the nature of cash flows, we also draw from our long-term experience of interaction with users of the Company’s financial statements.  Over time, in discussions with such parties as shareholders, potential investors, investment bankers, analysts, and banking regulators, questions or critical analysis have generally focused on other financial metrics rather than cash flows.  This is not intended to indicate that we believe that the statement of cash flows is not important but rather is a reflection of our experience that, for banking institutions, cash flow has not been a critical metric for industry analysts and investors.  This is further supported by our review of the financial metrics followed by several well regarded banking analyst firms.  For example, in recent comparative financial industry reports issued by three major banking industry analyst firms, we note the presentation of the following financial statistics, none of which is based on information presented in the statement of cash flows:

Ms. Sharon Blume
Securities and Exchange Commission
July 24, 2007
Page of 4 of 5

Firm 1
Return on assets
Return on equity
Net interest margin
Efficiency ratio
Fee income / operating revenue
Effective tax rate
Dividend payout ratio

Loans / deposits
Loans / earning assets
Tangible equity / assets
Securities / assets

Nonperforming assets / loans and OREO
Allowance for loan losses / loans
ALL / nonperforming assets
Net charge-offs / average loans

Annualized Growth Rates:     Loans
            Deposits
            EPS

Current dividend yield
Stock price / book value
Stock price / tangible book value

Firm 2 (Stock) price / estimated 2008 EPS (Stock) price / book value per share (Stock) price / tangible book value per share Dividend yield Return on average assets Return on average equity	Efficiency ratio Net interest margin Equity / assets Nonperforming loans / total loans Allowance for loan losses / loans
Firm 3 Operating profit margin Return on equity Efficiency ratio Noninterest income / total revenue Total equity / average loans	Total equity / average assets Internal capital generation Nonperforming assets / total assets Allowance for loan losses / nonperforming loans Net charge-offs / average loans

•
Firm 1 is a nationally recognized banking analysis and investment banking firm.  The information presented is from a recent annual publication containing information on 38 banking companies selected from throughout the United States, including Washington Trust.

•	Firm 2 is a regional banking analysis firm that issues market statistics several times a year on New England banking institutions, including Washington Trust.

•
Firm 3 is a nationally recognized banking analysis and investment banking firm specializing in larger banking institutions.  The information is from a recent quarterly operating performance analysis of financial institutions.  Washington Trust is not included in this analysis.

Ms. Sharon Blume
Securities and Exchange Commission
July 24, 2007
Page of 5 of 5

Finally, notwithstanding the misclassification in the first quarter 2007 Statement of Cash Flows, we would note that the existence, nature and the amount of the obligation liability related to the buyout was disclosed under the caption “Other Borrowings” in Note 12 of the Notes to Consolidated Financial Statements presented in the Form 10-K for the Year Ended December 31, 2006, and the nature, existence and amount of the payment transaction was disclosed under the caption “Other Borrowings” in Note 8 to the Condensed Notes to Consolidated Financial Statements presented in the Form 10-Q for the Quarter Ended March 31, 2007.

*            *            *            *            *

If you have any inquiries or wish to have a discussion regarding the enclosed matters, please contact the undersigned at (401) 348-1319.

Sincerely,

/s/ David V. Devault

David V. Devault
Executive Vice President, Secretary, Treasurer
and Chief Financial Officer